Aflac Incorporated 3rd Quarter 2014 10-Q
EXHIBIT 11
Aflac Incorporated and Subsidiaries
Computation of Earnings Per Share

	Three Months Ended September 30,		Nine Months Ended September 30,
	2014	2013	2014	2013
Numerator (In millions):
Basic and diluted: net earnings applicable to common stock	$706	$702	$2,248	$2,483
Denominator (In thousands):
Weighted-average outstanding shares used in the computation of earnings per share - basic	451,246	464,324	452,833	465,325
Dilutive effect of share-based awards	2,735	3,067	2,841	2,727
Weighted-average outstanding shares used in the computation of earnings per share - diluted	453,981	467,391	455,674	468,052
Earnings per share:
Basic	$1.56	$1.51	$4.96	$5.34
Diluted	1.56	1.50	4.93	5.31